Pricing Supplement Dated 3/25/2013	Rule 424 (b) (3)

(To Prospectus Dated January 6, 2012)	File No. 333-156775

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.75%

Effective Dates:	3/25/2013 through 3/31/2013